UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Synbiotics Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

871566105

(CUSIP Number)

Paul A. Rosinack

15817 Caminito Cantaras

Del Mar, California 92014

(858) 794-7075

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

CUSIP No. 871566105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul A Rosinack

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,049,690

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER 1,049,690

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,049,690

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%

14	TYPE OF REPORTING PERSON IN

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Item 1.    Security and Issuer.

This Schedule 13D relates to the Common Stock of Synbiotics Corporation, a California corporation. Synbiotics’ principal executive offices are located at 11011 Via Frontera, San Diego, California 92127.

Item 2.    Identity and Background.

Paul A Rosinack, a citizen of the United States, whose residence is located at 15817 Caminito Cantaras Del Mar, CA 92014, was an employee of Synbiotics since October 1996, and most recently held the position of President, Chief Executive Officer and Director until his resignation from Synbiotics on September 24, 2002. During the past five years, Mr. Rosinack has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Rosinack being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.    Purpose of Transaction.

Between June 11, 2003 and September 16, 2003, Mr. Rosinack sold 209,700 shares of common stock of Synbiotics Corporation in the open market at an average selling price of $0.175 per share. The transactions were effected through Mr. Rosinack’s personal stock broker on the NASD over-the-counter bulletin board. The proceeds received from the sales will be used by Mr. Rosinack for his own personal funds. Mr. Rosinack does not intend to be other than a passive investor in Synbiotics Corporation.

Item 5.    Interest in Securities of Issuer.

(a)	Mr. Rosinack presently beneficially owns 1,049,690 shares of Synbiotics Corporation common stock, which he believes constitutes approximately 5.2% of the Synbiotics Corporation’s common stock outstanding.

(b)	Mr. Rosinack has the sole power to vote and dispose of the 1,049,690 shares of Synbiotics Corporation common stock as identified in subparagraph (a) above.

(c)	In addition to the sales during the period June 11, 2003 through September 16, 2003 discussed in Item 4, between September 18, 2003 and September 19, 2003, Mr. Rosinack sold 47,300 shares of common stock of Synbiotics Corporation in the open market at an average selling price of $0.182 per share. The transactions were effected through Mr. Rosinack’s personal stock broker on the NASD over-the-counter bulletin board.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Mr. Rosinack’s shares of Synbiotics Corporation common stock.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None.

Item 7.    Material to be filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of each of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

September 23, 2003

Date

/s/    Paul A. Rosinack

Signature

Paul A. Rosinack

Name

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